08025587

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 12745

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Securities Management and Research, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2450 South Shore Blvd., Suite 400
(No. and Street)

League City	Texas	77573
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Brenda Koelemay 281-334-2469
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BKD, LLP
(Name – *if individual, state last, first, middle name*)

2800 Post Oak Boulevard, Suite 3200	Houston	Texas	77056
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 13 2008
THOMSON FINANCIAL

SEC Mail Processing Section
FEB 28 2008
Washington, DC
103

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brenda Koelemay, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Securities Management and Research, Inc., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SHERRY J. BAKER
NOTARY PUBLIC
STATE OF TEXAS
My Commission Expires
APRIL 18, 2009

[signature]
Signature

Chief Financial Officer
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Securities Management and Research, Inc.
December 31, 2007 and 2006

Contents

BKD LLP

Independent Accountants' Report on Financial Statements and Supplementary Information

Board of Directors
Securities Management and Research, Inc.
League City, Texas

We have audited the accompanying statements of financial condition of Securities Management and Research, Inc. (a wholly owned subsidiary of American National Insurance Company), as of December 31, 2007 and 2006, and the related statements of income, stockholder's equity and cash flows for the years then ended that the Company is filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Securities Management and Research, Inc., as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements as of and for the years ended December 31, 2007 and 2006, taken as a whole. The information contained in the schedules as of and for the years ended December 31, 2007 and 2006, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements as of and for the years ended December 31, 2007 and 2006, and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

BKD, LLP

February 25, 2008

Securities Management and Research, Inc.

Statements of Financial Condition

December 31, 2007 and 2006

	2007	2006
Assets		
Cash and cash equivalents	$ 2,811,102	$ 3,378,657
Cash segregated under federal regulations	7,743	2,289
Accounts receivable:		
Due from affiliated registered investment companies for:		
Investment advisory fees	522,025	513,132
Expense reimbursement	136,548	95,882
Receivable from parent for variable commissions	97,418	83,871
Other:		
Affiliates	1,052,879	312,345
Non-affiliates	97,832	60,310
Prepaid and other assets	472,157	316,450
Investment in marketable securities (cost of $16,995,519 in 2007 and $16,360,953 in 2006)	17,620,804	16,622,346
Fixed assets (net of accumulated depreciation $1,976,395 in 2007 and $1,902,492 in 2006)	135,904	122,476
Deferred commission	64,338	116,989
Receivable from parent in lieu of income taxes	125,023	—
	$ 23,143,773	$ 21,624,747
Liabilities and Stockholder's Equity		
Liabilities		
Due to affiliated registered investment companies of sales of their capital stock	$ 7,743	$ 2,289
Due to affiliated registered investment companies for excess expense reimbursements	70,915	117,247
Due to parent	8,625	—
Due to dealers and representatives for commissions	188,191	152,896
Trade payables and accrued expenses	1,075,532	565,177
Stock appreciation rights	191,470	142,959
Payable to parent in lieu of income taxes	—	300,018
Deferred income tax	190,648	78,692
Total liabilities	1,733,124	1,359,278
Stockholder's Equity		
Common stock, par value $1 per share authorized, issued and outstanding, 1,000,000 shares	1,000,000	1,000,000
Additional paid-in capital	1,720,000	1,720,000
Retained earnings	18,690,649	17,545,469
Total stockholder's equity	21,410,649	20,265,469
	$ 23,143,773	$ 21,624,747

Securities Management and Research, Inc.

Statements of Income

Years Ended December 31, 2007 and 2006

	2007	2006
Revenues		
Underwriting income from sales of capital stock:		
Affiliated registered investment companies	$ 175,626	$ 196,112
Unaffiliated registered investment companies	2,323,700	1,610,165
Investment advisory and service fees from affiliated registered investment companies	4,944,676	4,651,158
Investment advisory fees:		
Parent and affiliate	1,567,644	1,445,628
Other	841,936	740,805
Variable commissions earned	5,106,258	3,797,627
Service fees, parent	1,851,354	1,678,419
Distribution plan fees	204,470	216,450
Contingent deferred sales charges	23,332	61,285
Income from investments:		
Net realized and unrealized gain from investments	362,063	474,750
Dividends	642,496	758,248
Interest	155,744	136,349
Other income	131,586	98,369
Total revenues	18,330,885	15,865,365
Expenses		
Employee compensation and benefits	4,681,570	4,339,271
Commissions to dealers and representatives	7,138,494	5,334,987
Communications	49,231	31,707
Occupancy and equipment rental	1,396,587	783,977
Other operating expenses	3,370,183	3,680,568
Total expenses	16,636,065	14,170,510
Income Before Taxes	1,694,820	1,694,855
Provision for Federal Income Tax Expense		
Current	437,685	386,182
Deferred	111,955	167,959
	549,640	554,141
Net Income	$ 1,145,180	$ 1,140,714

See Notes to Financial Statements

Securities Management and Research, Inc.

Statements of Stockholder's Equity

Years Ended December 31, 2007 and 2006

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Balance, January 1, 2006	$ 1,000,000	$ 1,720,000	$ 16,404,755	$ 19,124,755
Net income	—	—	1,140,714	1,140,714
Balance, December 31, 2006	1,000,000	1,720,000	17,545,469	20,265,469
Net income	—	—	1,145,180	1,145,180
Balance, December 31, 2007	$ 1,000,000	$ 1,720,000	$ 18,690,649	$ 21,410,649

See Notes to Financial Statements

Securities Management and Research, Inc.

Statements of Cash Flows

Years Ended December 31, 2007 and 2006

	2007	2006
Operating Activities		
Net income	$ 1,145,180	$ 1,140,714
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Noncash items included in net income:		
Depreciation	73,903	63,064
Unrealized gains on marketable equity securities	(363,892)	(474,750)
Deferred income taxes	111,955	167,958
Reinvestment of dividends from registered investment companies	(503,737)	(466,517)
Reinvestment of capital gains dividends from registered investment companies	(139,590)	(292,453)
Changes in operating assets and liabilities:		
Accounts receivable	(841,162)	(41,388)
Prepaid and other assets	(103,055)	9,147
Trade payables and accrued expenses	136,867	148,979
Net cash provided by (used in) operating activities	(483,531)	254,754
Investing Activities		
Redemption of shares of registered investment company	8,761	—
Purchases of fixed assets	(87,331)	(107,774)
(Increase) reduction of segregated cash account	(5,454)	6,551
Net cash used in investing activities	(84,024)	(101,223)
Net Increase (Decrease) in Cash and Cash Equivalents	(567,555)	153,531
Cash and Cash Equivalents, Beginning of Year	3,378,657	3,225,126
Cash and Cash Equivalents, End of Year	$ 2,811,102	$ 3,378,657

Securities Management and Research, Inc.
Notes to Financial Statements
December 31, 2007 and 2006

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Securities Management and Research, Inc. ("SM&R" or "the Company"), is a wholly owned subsidiary of American National Insurance Company (American National). SM&R is registered as an investment advisor under the Investment Advisers Act of 1940 and as a broker-dealer under the Securities Exchange Act of 1934. SM&R's transactions as a broker-dealer for the years ended December 31, 2007 and 2006, were principally in connection with the sale and redemption of redeemable securities of registered investment companies managed by SM&R (the Funds) and variable commissions earned on variable products sold by American National. Certain officers and directors of SM&R are affiliated with these registered investment companies.

The Company operates pursuant to the (k)(2)(i) exemptive provision of the Securities and Exchange Commission's (SEC) Rule 15c3-3 and for any customer funds received, maintains a "Special Account for the Exclusive Benefit of Customers" (see further discussion at Note 2). The Company is registered with the SEC and various states and was registered with the National Association of Securities Dealers (NASD). In July 2007, the NASD merged with the New York Stock Exchange (NYSE) Member Regulation Division to create the Financial Industry Regulatory Authority (FINRA). The Company is now registered with FINRA.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The following is a summary of significant accounting policies followed by SM&R in the preparation of its financial statements.

Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents. At December 31, 2007 and 2006, cash equivalents consisted primarily of money market accounts.

Investments

Transactions in registered investment company shares are recorded on the trade date. The cost of investments sold is determined by average cost. Marketable equity securities are recorded at market value. The net unrealized gain or loss is included in income.

Fixed Assets

Fixed assets consist primarily of office equipment, carried at cost. The equipment is being depreciated using the straight-line method over periods ranging from three to ten years.

Deferred Sales Commissions

Sales commissions paid to financial intermediaries in connection with the sale of shares of open-end SM&R mutual funds sold without a front-end sales charge are capitalized and amortized over periods not exceeding five years, the periods of time estimated by management of the Funds during which deferred sales commissions are expected to be recovered from distribution plan payments received from those funds and from contingent deferred sales charges received from shareholders of those funds upon the redemption of their shares. Contingent deferred sales charges reduce unamortized deferred sales commissions when received.

Income and Expense Recognition

Investment advisory and service fees are recorded as revenue as the related services are performed. Purchases and sales of shares of the Funds in connection with the underwriting activities of SM&R including related commissions on income are recorded on the trade date. Dividends from investments in marketable equity securities are recognized on the ex-dividend date. Interest income on investments is accrued as earned.

Note 2: Cash Segregated Under Federal Regulations

At December 31, 2007 and 2006, cash received from customers for investments of $7,743 and $2,289 was segregated in a "Special Bank Account for the Exclusive Benefit of Customers" as required under Rule (k)(2)(i) of the SEC.

Note 3: Investments

Marketable Securities

Marketable securities include investments in shares of the Funds and a certificate of deposit that totaled $17,620,804 and $16,622,346 at December 31, 2007 and 2006, respectively. Dividend and interest income earned on such investments was $798,240 and $894,597 in 2007 and 2006, respectively. The market value of marketable equity securities includes unrealized gains of $625,285 and $261,393 at December 31, 2007 and 2006, respectively.

Realized gains from investments are summarized below:

	2007	2006
Investment securities:		
Proceeds from sales	$ 6,932	$ —
Cost of securities sold	8,761	—
	(1,829)	0
Capital gain distribution from affiliated funds	139,590	292,453
Net realized gains	$ 137,761	$ 292,453

Note 4: Transactions With Affiliates

On January 1, 1987, SM&R and American National entered into an Investment Advisory Agreement whereby SM&R acts as investment advisor to American National. On February 2, 1998, SM&R and Comprehensive Investment Services, Inc. (CIS), entered into an investment advisory agreement whereby SM&R acts as investment advisor to CIS. CIS is a wholly owned subsidiary of American National. Total payments by American National and CIS to SM&R for investment advisory fees were $1,567,644 and $1,445,628 for the years ended December 31, 2007 and 2006, respectively.

SM&R and American National are parties to a service agreement pursuant to which SM&R has agreed (i) to use its best efforts to remain qualified and licensed as a broker-dealer in those states selected by American National; (ii) as mutually agreed upon from time to time, to train and supervise selected agents of American National in the sale of securities; and (iii) to perform certain accounting and miscellaneous services for American National. American National has agreed to provide (i) certain personnel, investment information and resources (but not investment advice or recommendations); (ii) the use of certain printing facilities; and (iii) the use of certain electronic data processing equipment and certain office facilities, equipment and materials, some of which will or may be used by SM&R in meeting its obligations to the Funds under their advisory agreements. SM&R has agreed to reimburse American National monthly for its pro rata portion of the actual cost in supplying such services and facilities to SM&R. Total expenses incurred by SM&R under the service agreement with American National during the years ended December 31, 2007 and 2006, totaled $294,353 and $293,377, respectively. These amounts are included in "other operating expenses" in the accompanying statements of income. For the years ended December 31, 2007 and 2006, American National reimbursed SM&R $1,851,354 and $1,678,419, respectively, for services, equipment and facilities under the service agreement. This amount is shown as "service fees" in the accompanying statements of income. For the years ended December 31, 2007 and 2006, SM&R was reimbursed $449,375 and $433,501, respectively, from CIS for services, equipment and facilities. These amounts are included in "other operating expenses" in the accompanying statements of income.

Under the investment advisory agreements between SM&R and the Funds, SM&R reimburses certain expenses of each of the Funds if the Funds' expenses exceed certain limitations. For the years ended December 31, 2007 and 2006, reimbursements for excess expenses amounted to $984,222 and $1,102,368, respectively. This amount is included in "other operating expenses" in the accompanying statements of income.

Note 5: Income Taxes

The provision for income taxes includes these components:

	2007	2006
Taxes currently payable	$ 437,685	$ 386,182
Deferred income taxes	111,955	167,959
Income tax expense	$ 549,640	$ 554,141

A reconciliation of income tax expense at the statutory rate to the Company's actual income tax expense is shown below:

	2007	2006
Computed at the statutory rate (35%)	$ 593,187	$ 593,198
Increase (decrease) resulting from:		
Tax-exempt investment income	(25,488)	(24,429)
Dividend exclusion	(20,872)	(17,911)
Other	2,813	3,283
Actual tax expense	$ 549,640	$ 554,141

The tax effects of temporary differences related to deferred taxes shown on the balance sheets were:

	2007	2006
Deferred tax assets:		
Incentive compensation	$ 12,170	$ —
Depreciation	16,032	12,795
	28,202	12,795
Deferred tax liabilities:		
Unrealized gains on marketable equity securities	(218,850)	(91,487)
Net deferred tax liability	$ (190,648)	$ (78,692)

SM&R does not file a separate federal income tax return and its income and deductions are included in the consolidated tax return filed by its parent. Pursuant to a signed agreement between American National and SM&R, SM&R owes American National for federal income taxes calculated generally on a separate return basis. SM&R will receive a tax benefit of realized losses on securities if they are utilized in American National's consolidated return. SM&R did not have any realized losses and, therefore, no tax benefits, from the sale of securities in year 2007.

Note 6: Pension Plan

SM&R is a participant in a multi-purpose benefit plan (the Plan) covering all eligible employees, administered by American National. SM&R may, under certain circumstances, become subject to liabilities in excess of contributions. Generally, these liabilities are contingent upon the termination, withdrawal or partial withdrawal from the Plan. SM&R has not taken any action to terminate, withdraw or partially withdraw which would result in any material liability. Liabilities would be based upon SM&R's proportional share of the Plan's unfunded vested benefits. As of September 30, 2007, the vested benefit obligation of the Plan, representing the actuarial present value of vested benefits earned to date using a discount rate of 6.15 percent was $154,493,538 and the fair market value of assets was $161,794,783. The accumulated benefit liability of the Plan for all benefits including those not yet vested was $158,853,026. The projected benefit obligation, representing the actuarial present value of benefits earned to date modified to reflect the effect of future estimated salary increases, was $189,091,755. The Plan sponsor made no contributions to the plan in 2007, but accrued a contribution payable of $345,615. In 2006, SM&R made contributions of $388,271 to the Plan. SM&R incurred pension expense for 2007 and 2006 of $345,615 and $388,271, respectively.

Note 7: Subordinated Debt

SM&R had no subordinated debt at December 31, 2007 and 2006, or at any time during the years then ended.

Note 8: Net Capital Requirement

In accordance with the regulations of the SEC, SM&R must maintain minimum net capital and a ratio of aggregate indebtedness to net capital, both as defined, that does not exceed 15 to 1. At December 31, 2007, SM&R had net capital of $16,917,478, which was $16,817,478 in excess of its required net capital of $100,000. SM&R's ratio of aggregate indebtedness to net capital was .0912 to 1. At December 31, 2006, SM&R had net capital of $16,940,043, which was $16,840,043 in excess of its required net capital of $100,000. SM&R's ratio of aggregate indebtedness to net capital was .0756 to 1.

Note 9: Financial Accounting Standards Board Interpretation No. 48

The Company adopted the provisions of Financial Accounting Standards Board Interpretation No. 48 (FIN 48), *Accounting for Uncertainty in Income Taxes*, on January 1, 2007. The implementation of FIN 48 did not impact the Company's financial statements. The Company files (as part of its parent consolidated return, see Note 5) income tax returns in the U.S. federal and state of Texas jurisdictions. The Company is no longer subject to U.S. federal tax or state income tax examinations by tax authorities for years before 2003.

Supplemental Schedules

Securities Management and Research, Inc.

Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2007

Stockholder's equity		$ 21,410,649
Deductions and/or charges:		
Nonallowable assets:		
Due from affiliated registered investment companies	$ 136,548	
Other receivables	1,669,462	
Fixed assets	135,904	
Prepaid expenses and other assets	473,156	
Excess deductible on fidelity bond	19,443	2,434,513
Net capital before haircuts on security positions		18,976,136
Haircuts on investment securities		2,058,658
Net capital		$ 16,917,478
Aggregate indebtedness		$ 1,542,475
Net capital requirement		100,000
Excess net capital at 1,000%		16,763,230
Excess net capital at 1,500%		16,840,354
Ratio of aggregate indebtedness to net capital		0.912 to 1

Note: The above computation does not differ materially from the computation of net capital under Rule 15c3-1, as of December 31, 2007, filed by SM&R with the SEC on Part II of the unaudited Form X-17a-5.

Securities Management and Research, Inc.

Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2006

Stockholder's equity		$ 20,265,469
Deductions and/or charges:		
Nonallowable assets:		
Due from affiliated registered investment companies	$ 98,551	
Other receivables	812,433	
Fixed assets	122,477	
Prepaid expenses and other assets	316,950	
Excess deductible on fidelity bond	19,443	1,369,854
Net capital before haircuts on security positions		18,895,615
Haircuts on investment securities		1,955,572
Net capital		$ 16,940,043
Aggregate indebtedness		$ 1,280,586
Net capital requirement		100,000
Excess net capital at 1,000%		16,811,984
Excess net capital at 1,500%		16,876,014
Ratio of aggregate indebtedness to net capital		0.0710 to 1

Note: The above computation does not differ materially from the computation of net capital under Rule 15c3-1, as of December 31, 2006, filed by SM&R with the SEC on Part II of the unaudited Form X-17a-5.

BKD LLP

Independent Accountants' Report on Internal Control

Board of Directors
Securities Management and Research, Inc.
League City, Texas

In planning and performing our audit of the financial statements and supplemental schedules of Securities Management and Research, Inc. (the Company), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

- Making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13.
- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in

accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to in the preceding paragraph, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency or combination of control deficiencies that adversely affects the Company's ability to initiate, authorize, record, process or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the Company's financial statements that is more than inconsequential will not be prevented or detected by the Company's internal control.

A material weakness is a significant deficiency, or a combination of significant deficiencies, which results in more than a remote likelihood that a material misstatement of the financial statements will not be detected or prevented by the Company's internal control.

Our consideration of internal control was for the limited purpose described in the first paragraph and would not necessarily identify all deficiencies in internal control which might be significant deficiencies or material weaknesses. We did not identify any deficiencies in internal control which we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

BKD, LLP

Houston, Texas
February 25, 2008

END